Exhibit 99.10

GALAPAGOS

Naamloze Vennootschap / Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

RPR / RLE Antwerp, division Mechelen 0466.460.429

Op 27 maart 2025 bedraagt het totaal aantal aandelen en stemrechten van Galapagos NV

65.897.071

On March 27, 2025, the total number of shares and voting rights of Galapagos NV amounts to

65,897,071